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Exhibit 99.(a)(1)(xiii)

Delaware Courts Reject Next Level's Efforts to Block Motorola's Offer to Shareholders

Motorola Reaffirms $1.04 Offer and Urges Shareholders to Tender

        SCHAUMBURG, Ill., Feb. 28, 2002—Yesterday, the Delaware Chancery Court and the Delaware Supreme Court both denied Next Level Communications, Inc. (NASDAQ: NXTV) efforts to pursue an appeal of the Chancery Court's decision not to enjoin Motorola, Inc.'s (NYSE: MOT) pending tender offer for all of the outstanding shares of stock of Next Level, not owned by Motorola. Today, Motorola issued the following letter to the Next Level stockholders:

February 28, 2003

To Fellow Shareholders of Next Level Communications, Inc.

        We are writing to provide you an update regarding the status of the tender offer that we commenced on January 27, 2003 to acquire all of the shares of common stock in Next Level that Motorola does not already own at a price of $1.04 per share in cash (the "Offer"). We will shortly amend our Offer to provide an update of the events that have occurred since our Offer was announced and to make certain technical amendments to it.

We Want to Set the Record Straight

        The volume of press releases, SEC filings and court appearances by Next Level has been overwhelming since we announced our Offer. And much of the language and arguments used by Next Level management and their advisors have been technical, legalistic and simply false. This makes it harder for you to come to an informed decision about whether to accept our Offer.

        Our interest, like yours, is to get the best return possible out of our investment in Next Level. With nearly $180 million invested in the company since December 2000, no other entity, (including Next Level management) has provided as much support as Motorola.

We're All in the Same Boat

        Like many of you, we have seen our investment in Next Level deteriorate alarmingly over the past two years. And we haven't just had to swallow the decline in stock value. Motorola consolidates Next Level's substantial and ongoing losses into our own income statement, negatively affecting our own financial performance. We were prompted to make this Offer because we came to the conclusion that Next Level, like many other small telecommunications equipment providers, would not be able to survive without large cash infusions and a change in its cost structure.

        The financial markets recognized this problem. Over the past 2 years Next Level's stock plummeted from a high of $195 per share to a low of 58 cents per share (in November 2002). Analysts covering the company have acknowledged that Next Level will require substantial additional funding to continue operations until the company achieves positive cash flow. Because of the current market environment, Motorola believes that Next Level is highly unlikely to be able to raise funds in the capital markets by floating more shares or issuing additional debt.

        The "significant shareholders" who have indicated that they would not tender their shares would have you believe that they share your pain. In reality, these shareholders or their affiliates (who have a representative on the Next Level independent committee) have cashed out over $150 million in proceeds from the sale of Next Level securities from an initial $10 million investment. How much gain have you realized?

The High Cost of Remaining Public

        We believe that the only viable alternative for Next Level is to secure significant additional funding in order to support not only sales, operations and R&D, but the company's substantial costs to remain publicly traded. To our knowledge Next Level has not been able to secure such funding and we do not believe it will be able to do so. In fact the only funding alternative that Next Level ever presented to Motorola would have obligated Motorola to guarantee a 43% return on investment to those investors over a 12 month period. Over this period the actual value declined over 80%.

        Let's take a look at some of Next Level's costs. In 2001 Next Level paid its top six officers over $1.6 million in cash, excluding options. Additionally we estimate the annual cost to Next Level of remaining publicly listed to be approximately $4 million. We believe that without access to additional public market capital or third party financing Next Level is not able to support its current cost structure and thus in our view may not remain viable as an independent public company. After diligent and deliberate review, we came to the conclusion that we were no longer willing to finance Next Level under the status quo.

The Facts

The Delaware Chancery Court rejected Next Level's charges that Motorola unfairly timed its Offer.

        Someone seeking to take advantage of Next Level's price would have launched its offer when the stock was trading at 58 cents in November 2002, nearly 50% below the price we are now offering.

        In denying Next Level's motion for preliminary injunction, the Delaware Chancery Court considered and rejected the argument that the timing of the Motorola Offer is inequitable. Specifically, the Court noted that, "the evidence of record demonstrates that the timing of Motorola's tender is not related to the market price of Next Level common stock. Instead, the timing has been driven by Motorola's change in management and the overall strategic review initiated in the summer of 2002. Indeed, the record supports the conclusion that Motorola has acted consistently and at great expense to itself to maintain Next Level's NASDAQ listing, thus, preventing further erosion in Next Level's share price."

        We believe that the prices at which Next Level stock has traded since January 13, 2003 reflect speculation surrounding the Offer and do not reflect Next Level's intrinsic value. In fact, the $1.04 price represents a 14.4% premium over the closing price on January 10, 2003, the day before Motorola announced the Offer and premium of 28.6%, 22.6% and 17.7% over the 90, 20 and 5 trading days ending on January 10, 2003. In our view $1.04 significantly exceeds the intrinsic value of Next Level.

The Delaware Chancery court rejected Next Level's claims that Motorola failed to disclose material information.

        Motorola believes that the Court's ruling demonstrates that Next Level's efforts to block the stockholders consideration of the tender offer are without merit. In fact, the Court found that Next Level demonstrated no reasonable probability of success on any of its claims and that certain of its claims "[p]erhaps exceed[ed] the reasonable bounds of zealous advocacy."

        In its opinion, the Court noted, "the record developed in connection with these expedited proceedings supports a conclusion that Motorola has fully and adequately disclosed all material information and that its tender offer is not inequitably coercive." The Court further concluded, "[I]n the circumstances, the decision to accept or reject Motorola's offer should be left in the hands of the Next Level stockholders."

        In rejecting Next Level's attempt to appeal the Delaware Chancery Court's earlier findings, the Court noted that "On the disclosure issues, this was not that hard a case."

        Indeed, despite all of the noise about Motorola failing to disclose material information, the only item Next Level could successfully point to was a typographical error Motorola made on page 3 of our Offer to Purchase. We had erroneously attributed Next Level's $1.79 loss per share for the first nine months of 2001 to the first nine months of 2002. Next Level reported losses per share of $0.78 in the first nine months of 2002, as we correctly noted in the table on page 36 of the Offer to Purchase.

Next Level has a long history of wishful and inaccurate thinking about its prospects.

        In our view, Next Level's revised management case projections, first made available on February 4, 2003, significantly overstate Next Level's likely financial performance and valuation. In fact, Next Level's projected revenue growth dramatically exceeds the independent estimates of Wall Street firms providing equity research analysis of Next Level.

        As the Delaware Chancery Court noted in its rejection of Next Level's motion for a preliminary injunction, "[i]t is unclear to this court whether Next Level has ever met its projections during the last year. In fact, in February 2002, Next Level projected 2002 annual revenues to be $150 million. Next Level's actual 2002 revenues were approximately $57 million. Similarly, in September 2002, Next Level projected fourth quarter 2002 revenues as $22 million. Actual revenues for that period were approximately $14 million."

        In support of its new projections, Next Level has cited substantial progress with regard to the regional Bell operating companies and other major telecommunications providers. Yet, as the Court observed in deeming Next Level's projections "substantially unreliable", Next Level management has a history of "optimistic forecasting . . . about impending large customer orders or imminent turnarounds in financial performance that have invariably proven to be incorrect."

        For 2003 Next Level also projected operating margins of (18%) compared to (69%) by Credit Suisse First Boston. Historically, Next Level's unadjusted operating margin was (96%) and (186%) in 2002 and 2001, respectively.

        Next Level's earnings per share performance has repeatedly fallen short of Wall Street's expectations. During 2002, Next Level missed consensus expectations by an average of 24%.

What is Next Level's Realistic Future?

        Next Level has already been notified that its stock would be delisted from the NASDAQ National Market for failure to comply with the National Market's minimum bid and shareholder equity requirements. If Next Level's appeal from such notification in unsuccessful and such delisting were to occur, liquidity and institutional support for the stock would likely drop, along with valuation and trading volume. In addition, Next Level has acknowledged that if it does not obtain approximately $30 million in financing before the end of March, it may not be able to avoid a "going concern" qualification from its auditors.

Who has your interests in mind and has a solution for Next Level?

        The interests of Next Level management and its advisors are not necessarily the same as yours. In our view they are fighting for their own high-paying jobs and/or fees and for select investors who have already profited handsomely from their investment in Next Level. The irony is not lost on us that Next Level is spending hundreds of thousands of dollars of shareholder money fighting this Offer when in all likelihood those dollars came from Motorola. We are glad that the Delaware Chancery Court and the Delaware Supreme Court have granted you the opportunity to make up your mind about the merits of this Offer. As you consider this Offer, we would pose to you two questions:

  •
  What would the price of Next Level's common stock be without Motorola's consistent financial support?

  •
  What would the price of Next Level's common stock be today without Motorola's pending Offer?

        If you have any questions or if you need assistance, including assistance in tendering your shares, you should contact the Information Agent at the following address and telephone number:

    Georgeson Shareholder Communications Inc.
    17 State Street, 10th Floor
    New York, New York 10004
    Toll Free: 866-203-9357
    Banks and Brokers may call collect: 212-440-9800

Notice For Next Level Securityholders

        Next Level securityholders and other interested parties are urged to read Motorola's tender offer statement and other relevant documents filed with the SEC because they contain important information. Next Level securityholders will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, from Motorola, Inc. at 1303 E. Algonquin Road, Schaumburg, Illinois 60196, ATTN: Investor Relations, or by calling Georgeson Shareholder toll free at (866) 203-9357. Copies of the full text of the Chancery Court's opinions denying the motions for preliminary injunction and interlocutory appeal are also available by contacting Motorola at the above address or by calling Georgeson Shareholder at the above telephone number.

About Motorola

        Motorola, Inc. (NYSE:MOT) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2002 were $26.7 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important technologies that make things smarter and life better for people, honored traditions that began when the company was founded 75 years ago this year. For more information, please visit: www.motorola.com.

Business Risks

        Statements in this news release and other announcements that relate to consummation of the tender offer and any subsequent merger and the impact of the reintegration of Next Level into Motorola described herein are "forward-looking statements". These statements are based on management's current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the consummation of the tender offer and the merger, Motorola's ability to successfully reintegrate Next Level operations, retain key employees, reduce costs, general economic factors and capital market conditions, and general industry trends. Motorola wishes to caution the reader that these factors, as well as other factors described in Motorola's SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

# # #

Media Contact:
Jennifer Weyrauch
847-523-3250
Jennifer.Weyrauch@motorola.com

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  Exhibit 99.(a)(1)(xiii)